**MANICOUAGAN MINERALS INC.**
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

**News Release**

## *MANICOUAGAN REPORTS INITIAL PHASE II DRILL RESULTS FROM BRABANT LAKE*

## *INCLUDING HOLE 21 - 15.99% ZINC OVER 8.18 METRES AND HOLE 23 - 1.83% COPPER OVER 5.90*

**TORONTO, July 18, 2007 - Manicouagan Minerals Inc. (TSXV – MAM)** announced today additional encouraging assay results from the first three holes of the Phase II drilling program currently underway on the Brabant Lake zinc deposit. Assays have been received for drill holes BR-07-21, BR-07-22 and BR-07-23 and are summarized in the table below.

| Hole ID | Zone ID* | From | To | Length** (m) | Zn(%) | Cu(%) | Pb (%) | Ag (g/t) | Au (g/t) |
|---|---|---|---|---|---|---|---|---|---|
| BR07-21 | UZ | 184.00 | 188.20 | 4.2 | 3.50 | 0.53 | 0.06 | 12.97 | <0.03 |
| | LZ | 192.76 | 200.94 | 8.18 | 15.99 | 0.54 | 0.05 | 15.81 | <0.03 |
| | *includes* | *192.76* | *196.80* | *4.04* | *23.34* | *0.48* | *0.01* | *12.24* | *<0.03* |
| | | | | | | | | | |
| BR07-22 | UZ | 138.80 | 141.46 | 3.16 | 4.42 | 0.78 | 0.33 | 20.92 | <0.03 |
| | LZ | 143.60 | 151.31 | 7.71 | 4.98 | 0.38 | 0.07 | 8.21 | <0.03 |
| | *includes* | *148.29* | *151.31* | *3.02* | *7.01* | *0.58* | *0.07* | *11.72* | *<0.03* |
| | | | | | | | | | |
| BR07-23 | UZ | 272.00 | 279.50 | 7.50 | 1.32 | 0.35 | 0.27 | 21.15 | <0.03 |
| | *includes* | *273.00* | *274.55* | *1.55* | *5.30* | *0.40* | *0.19* | *17.52* | *<0.03* |
| | LZ | 299.06 | 327.60 | 28.54 | 2.19 | 0.84 | 0.10 | 28.28 | <0.03 |
| | *includes* | *314.10* | *320.00* | *5.90* | *5.06* | *1.83* | *0.07* | *49.66* | *<0.03* |
| | FWZ | 327.60 | 329.70 | 2.10 | 1.22 | 0.250 | 1.53 | 248.01 | 3.80 |
| | | | | | | | | | |

* Upper Zone (UZ), Lower Zone (LZ) and Footwall Zone (FWZ)
**down-hole length approximately 85% true width

Drill hole BR-07-21 intersected well developed Lower Zone material which assayed 15.99% zinc over 8.18 metres.



In drill hole BR-07-22 typical Lower Zone mineralization was inter-layered with barren dyke material resulting in lower than usual zinc concentrations for this portion of the Lower Zone.

BR-07-23 situated some 95 metres grid west of BR07-21 intercepted the broadest interval to date of Lower Zone mineralization consisting of 28.54 metres

of continuously mineralized material which assayed 2.19% zinc and 0.84% copper over its length. This broad zone of mineralization includes some significant intervals of chalcopyrite mineralization with individual samples assaying up to 4.63% copper (BR-07-23 Sample 959798 319.0 m to 320.0 m). Hole BR-07-23 also intersected typical footwall zone material yielding 1.53% lead as well as significant precious metal assays of 248.01 grams per tonne silver and 3.80 grams per tonne gold over 2.10 metres.

To date Manicouagan Minerals has drilled a total of 8,325.24 metres on the project. This includes drill holes BR-07-24 to BR-07-26 for which assay results are pending. The Phase II program which is expected to consist of approximately 30 to 40 holes totaling some 12,000 to 15,000 metres of diamond drilling.

A Drill Hole Location plan, a Lower Mineralized Zone Long Section Zinc Grade Thickness Contour plan and a table showing drill results to date as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com.

Additional information concerning the deposit has been incorporated into an amended NI 43-101 Technical Report prepared by MPH Consulting Ltd and filed with the Company's filings at www.sedar.com. This report supersedes the previous NI 43-101 Technical Report completed for the Company by MPH Consulting Ltd. The Brabant Lake Technical Report can also be viewed on the Company's website at www.manicouaganminerals.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

**For further information contact:**

Joseph Baylis, President and
Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

*The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.*

*All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulator.*

**MANICOUAGAN MINERALS INC.**
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

**News Release**

***MANICOUAGAN REPORTS DRILLING UNDERWAY AT MOUCHALAGANE NICKEL-COPPER-PGE PROPERTY***

**TORONTO, JULY 24, 2007 - Manicouagan Minerals Inc. (TSXV – MAM)** announced today that drilling on the Company's Mouchalagane Nickel-Copper-PGE property is underway.

As previously reported, exposed sulphide mineralization at the Bob and Bob East showings returned outstanding nickel, copper, palladium and platinum channel sample results returning assays of up to 2.44% nickel, 0.74% copper, 13.75 grams per tonne palladium and 3.28 grams per tonne platinum at the Bob Showing (Channel Sample Bob 13) and 2.98% nickel, 0.18% copper, 5.82 grams per tonne palladium and 3.05 grams per tonne platinum over 1.67 m (Channel Sample Bob East 8) at the Bob East Showing (see MAM Press Releases dated February 13, 2007 and December 7, 2006).

In addition to significant concentrations of palladium and platinum selected samples contain appreciable rhodium concentrations of up to 1 gram per tonne (sample 105434). Of the platinum group metals rhodium is by far the most highly valued at US$6,046.64 per troy ounce (Johnson Matthey monthly average July 1-20, 2007). There are approximately 31.10 grams in one troy ounce.

Sample locations, as well as property and detailed trench maps and previously released assay results are available on the Company's website at www.manicouaganminerals.com.

The Bob and Bob East showings are directly associated with two, east striking short strike length electromagnetic ("EM") conductors that constitute attractive drill targets. Most significantly, a strong first priority 400 metre long east striking EM conductor is situated just 200 metres south of the Bob and Bob East showings and a number of other conductors of similar strike length are located within the grid area that was established last year. EM conductor axes and proposed drill locations are shown on the figure that can be found on the Company's website at www.manicouaganminerals.com.

Diamond drilling work will focus on testing EM conductors which are believed to be in response to sulphide mineralization and consequently constitute high priority targets.

Diamond drilling services are provided by Cabo Drilling Corp. and helicopter services are being provided by Abitibi Helicopters of Val d'Or. A minimum 15 hole, 2,000 metre diamond drilling program is planned.

The existing property grid is being expanded by an additional 75 line kilometres to the east and west to provide control for line cutting and prospecting services provided by Ressources Manicor. The expanded grid area will cover an area of known airborne conductors that were identified by the airborne THEM survey that was purchased by Manicouagan from SOQUEM in early 2006 (see MAM Press Release dated April 18, 2006). At present approximately 50% of the expanded grid area has been cut and prospected. Initial results from this prospecting are pending. Ground geophysical surveys over the expanded grid area are planned for later this summer.

The Mouchalagane Nickel-Copper-PGE property is located some 350 kilometres north of Baie Comeau in the province of Quebec. The property consists of 293 claims (15,463 hectares) some of which are currently pending, encompassing some 40 kilometres of what is considered to be favourable magnetic stratigraphy.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Details concerning assay techniques related to summary nickel, copper and PGE results, noted above, have been provided in the Company's earlier press releases.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

**For further information contact:**

Joseph Baylis, President and Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

*The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.*

*All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.*



END